

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 18, 2022

Xavier Martinez
Chief Financial Officer
APx Acquisition Corp. I
Juan Salvador Agraz 65
Contadero, Cuajimalpa de Morelos
Mexico City, Mexico 05370

> **Re: APx Acquisition Corp. I**
> **Form 8-K filed on August 18, 2022**
> **File No. 001-41125**

Dear Xavier Martinez:

      We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing your response to the comment, we may have additional comments.

Form 8-K filed on August 18, 2022

Item 4.02. Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review.

1. Please amend your Form 8-K to include a statement of whether the audit committee, or the board of directors in the absence of an audit committee, or authorized officer or officers discussed with the registrant's independent accountant the matters disclosed in the filing pursuant to this Item 4.02(a).

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Babette Cooper at 202-551-3396 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Maurice Blanco